Exhibit 23.2

Consent of Independent Auditors

The Board of Directors

Worthington Armstrong Venture:

We consent to the incorporation by reference in this registration statement on Form S-3 of Armstrong World Industries, Inc. (the “Company”) of our report dated February 17, 2012 with respect to the consolidated balance sheets of Worthington Armstrong Venture and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of income, partners’ deficit and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2011, which report appears in the Company’s annual report on Form 10-K for the year ended December 31, 2011.

/s/ KPMG LLP

Philadelphia, Pennsylvania

February 27, 2012